October 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Giugliano

Re:	Galileo Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 23, 2019

CIK No. 0001784851

Dear Mr. Giugliano:

Galileo Acquisition Corp., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2019, regarding Draft Registration Statement on Form S-1 filed on August 23, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

U.S. Securities and Exchange Commission

October 2, 2019

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

GALILEO ACQUISITION CORP.

By:	/s/ Luca Giacometti
	Name:	Luca Giacometti
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP